SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act of 1934


                                1-14179
                         Commission File Number


                       INSIGNIA PROPERTIES TRUST
        (Exact name of registrant as specified in its charter)


     1873 SOUTH BELLAIRE STREET, 17TH FLOOR, DENVER, COLORADO 80301
                            (303-440-9988)
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


     COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
        (Title of each class of securities covered by this Form)


                               NONE
     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [   ]           Rule 12h-3(b)(1)(ii) [   ]
        Rule 12g-4(a)(1)(ii) [   ]           Rule 12h-3(b)(2)(i)  [   ]
        Rule 12g-4(a)(2)(i)  [   ]           Rule 12h-3(b)(2)(ii) [   ]
        Rule 12g-4(a)(2)(ii) [   ]
        Rule 12h-3(b)(1)(i)  [   ]           Rule 15d-6           [ X ]

      Approximate number of holders of record as of the certification or
 notice date:      0


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Apartment Investment and Management Company, the successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


 DATE:   February 26, 1999           BY:  /s/ Patrick J. Foye
                                        -----------------------------------
                                        Name:  Patrick J. Foye
                                        Title: Executive Vice President